Exhibit 23

Selective Insurance Retirement Savings Plan

Consent of Independent Registered Public Accounting Firm

Selective Insurance Retirement Savings Plan:

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-10477) of Selective Insurance Group, Inc. of our report dated June 28, 2005, with respect to the statements of net assets available for plan benefits of the Selective Insurance Retirement Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2004 and related supplemental Schedule H, Line 4i - Schedule of Assets (held at end of year) as of December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11-K of the Selective Insurance Retirement Savings Plan.

/s/ KPMG LLP
New York, New York
June 28, 2005